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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AMERICAN COMMERCIAL LINES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

025195207

(CUSIP Number)

July 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 025195207

1.	Name of Reporting Person: Royal Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 286,966

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 286,966

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

13G
CUSIP No. 025195207

1.	Name of Reporting Person: Robert W. Medway		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 286,966

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 286,966

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

13G
CUSIP No. 025195207

1.	Name of Reporting Person: Yale M. Fergang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 286,966

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 286,966

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to shares of common stock of American Commercial Lines, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock of the Issuer: (1) purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), both Delaware limited partnerships, and (iii) RoyalCap Value Fund, Ltd., a Cayman Islands Exempted Company (“Royal Offshore”), Royal Management acts as investment manager to Royal Fund, Royal Qualified and Royal Offshore.

Item 1(a)	Name of Issuer.

American Commercial Lines, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1701 East Market St. Jeffersonville, Indiana 47130

Item 2(a)	Name of Person Filing.

Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

575 Lexington Avenue, 4th Floor New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.

Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

025195207

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 286,966 shares of Common Stock.

(b)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 5.0% of the outstanding shares of Common Stock. This percentage is determined by dividing 286,966 by 5,796,411, the number of shares of Common Stock issued and outstanding as of March 31, 2005, as reported in the Issuer’s General Form for Registration of Securities on Form S-1 filed July 19, 2005.

(c)	Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 286,966 shares of Common Stock beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 286,966 shares of Common Stock beneficially owned by Royal Management.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated August 5, 2005, among Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 5, 2005

ROYAL CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Yale M. Fergang

Name:	Yale M. Fergang

Title:	Managing Member

/s/ Robert W. Medway

ROBERT W. MEDWAY

/s/ Yale M. Fergang

YALE M. FERGANG